March 19, 2015

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Staff Attorney

Office of International Corporate Finance

Re:	Republic of Colombia

Registration Statement under Schedule B

File No. 333-202025 (Filed February 11, 2015)

Form 18-K for Fiscal Year Ended December 31, 2013, as amended

Filed September 23, 2014, as amended December 19, 2014 and January 28, 2015

File No. 033-73840

Dear Ms. Hunter:

On behalf of the Republic of Colombia (the “Republic”), set forth below are the Republic’s responses to the comments of the staff of the Office of International Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated March 10, 2015, with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K for the year ended December 31, 2013 (the “2013 18-K”), as amended by Amendment No. 1 to the 2013 18-K filed pursuant to Form 18-K/A on December 19, 2014 (“Amendment No. 1”) and by Amendment No. 2 to the 2013 18-K filed pursuant to Form 18-K/A on January 28, 2015 (“Amendment No. 2”).

For ease of reference, the text of the Staff’s comments is set forth in italics followed in each case by the Republic’s response. With this letter, the Republic is filing Pre-Effective Amendment No. 1 to the Registration Statement and (“Pre-Effective Amendment No. 1”) and Amendment No. 3 to the 2013 18-K pursuant to Form 18-K/A (“Amendment No. 3”). Amendment No. 3 amends and restates in its entirety the text of Exhibit 5 (Recent Developments) to Amendment No. 1 and Amendment No. 2. All page references in the responses set forth below refer to the pages in the marked versions of Pre-Effective Amendment No. 1 and to Exhibit 1 to Amendment No. 3, as applicable, as filed electronically via EDGAR.

Sandra B. Hunter, Esq.

March 19, 2015

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Response: The Republic has updated its disclosure in response to the Staff’s comment. Please see pages 1 through 20 of Exhibit 1 to Amendment No. 3.

General Terms, page 3

2.	We note that the prospectus supplement will not provide the name and address of the trustee. Please advise as to when you will disclose this information.

Response: The Republic will indicate in each prospectus supplement utilized for the sale of securities under the Registration Statement the name and address of the trustee. Please refer to the Republic’s prospectus supplement filed with the Commission under Rule 424(b)(5) on January 23, 2015 under Colombia’s existing registration statement on Schedule B (File No. 333-178546), where such information was included on page S-26 and the back cover page of the prospectus supplement.

Meetings and Amendments, page 6

3.	Please clarify that the modification provisions with respect to the reserve matters constitute a collective action clause. Please caption the related section as “Collective Action Clause,” and explain in plain language the effect of the collective action clause.

Response: The Republic has revised the Registration Statement to include disclosures indicating that the modification provisions of the debt securities relating to reserve matters constitute a “collective action clause” and has explained the effect of those provisions. Please see page 6 of Pre-Effective Amendment No. 1.

Where You Can Find More Information, page 15

4.	Please provide Colombia’s SEC file number for the December 31, 2013 annual report.

Response: The Republic has revised the Registration Statement to include the SEC file number of its 2013 18-K. Please see page 15 of Pre-Effective Amendment No. 1.

Sandra B. Hunter, Esq.

March 19, 2015

5.	Please refer to the contact information that you provide for Colombia on page 16. Please revise to include a toll-free number or advise.

Response: The Republic does not have a toll-free number dedicated to this purpose and believes that in light of the ready availability of its reports on the EDGAR system, and the predominantly institutional nature of the Republic’s investors, this would not be a productive use of its resources.

Form 18-K filed September 23, 2014, Exhibit D

General

6.	Please include a map of Colombia and a map that illustrates Colombia’s location with respect to neighboring countries.

Response: The Republic has included a map of Colombia that illustrates Colombia’s location with respect to neighboring countries. Please see page 1 of Exhibit 1 to Amendment No. 3.

Summary, page D-1

7.	We note your disclosure in footnote 1 to the Summary that the figures presented for 2012 and 2013 are preliminary. Please revise to update or advise.

Response: The Republic has revised its disclosure in response to the Staff’s comment to describe the conditions under which official statistical information of the Republic is considered preliminary or final for reporting purposes. Please see page 2 of Exhibit 1 to Amendment No. 3.

Economy, page D-15

8.	Here or under another appropriate caption, please revise to discuss whether the decrease in the price of oil is having a material effect on the economy.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 5 of Exhibit 1 to Amendment No. 3. The Republic has also included disclosures under “Public Sector Finance” on pages 16 and 17 of Exhibit 1 to Amendment No. 3 that describe the effect of the drop in oil prices on the Republic’s budget and fiscal deficit and the Republic’s anticipated actions in respect thereto.

Sandra B. Hunter, Esq.

March 19, 2015

Principal Sectors of the Economy, page D-17

9.	For comparability purposes, please revise to include the percentage of total real GDP by sector for the year 2013 in your Real GDP by Sector chart on page D-18 or advise.

Response: The Republic notes that the ultimate right-hand column in the chart setting forth Real GDP by Sector in the 2013 18-K on page D-18 currently sets forth in percentages total real GDP by sector for the year ended 2013. Accordingly, no change has been made in connection with this comment.

Manufacturing, page D-20

10.	We note your disclosure regarding the largest decreases within the manufacturing sector in 2013. Please expand your discussion of changes within the manufacturing industry to address the material underlying causes of these changes to the extent appropriate.

Response: The Republic notes that it does not compile or monitor specific information regarding year-to-year changes in growth in specified subsectors of the manufacturing sector and therefore is unable to provide any detailed information explaining the underlying causes of growth or contraction in particular subsectors. The Republic does not believe that the underlying causes of cyclical changes in particular subsectors of the manufacturing sector, each of which represents a very small percentage of the overall manufacturing sector and an even smaller percentage of total GDP, are material to an investor’s understanding of the Colombian economy.

Mining and Petroleum, page D-22

11.	Please revise to include a discussion of the methods used in petroleum and natural gas extraction.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 5 of Exhibit 1 to Amendment No. 3.

Services, page D-28

12.	We note your disclosure regarding the number of telephone lines and mobile telephone lines. Please revise this section to include disclosure regarding internet services in Colombia.

Sandra B. Hunter, Esq.

March 19, 2015

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 5 of Exhibit 1 to Amendment No. 3.

Role of the State in the Economy; Privatization, page D-31

13.	We note you disclose the most important state-owned non-financial companies in 2012. Please revise to update.

Response: The referenced statement noted by the Staff was a typographical error in the 2013 18-K, and the reference to “2012” was intended to refer to “2013”. The Republic has corrected the date so that it now refers to 2013. Please see page 5 of Exhibit 1 to Amendment No. 3.

14.	Please revise to include a discussion of the reasons for material increases or decreases in net profits/losses as compared to the prior year for the most important state-owned nonfinancial companies.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 6 of Exhibit 1 to Amendment No. 3.

Environment, page D-36

15.	Please revise to clarify if the Ministry of Environment and Sustainable Development is a new Ministry or if it is a successor to the Ministry of Environment, Housing and Regional Development.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 6 of Exhibit 1 to Amendment No. 3.

Employment and Labor, page D-36

16.	Please revise to include disclosure on the employment rate with respect to age and gender.

Response: In response to the Staff’s comments, the Republic has revised its disclosure to include a table that sets forth quarterly employment rates by gender for the years 2011 to 2014. Please see page 7 of Exhibit 1 to Amendment No. 3. With respect to information concerning employment rates by age groups, the Republic does not maintain official statistics or information on that basis and therefore is unable to include a break-down of the employment and unemployment rates by age groupings.

Sandra B. Hunter, Esq.

March 19, 2015

17.	Here or in your Principal Sectors of the Economy discussion, please provide employment data for each sector of the economy.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see pages 7 and 8 of Exhibit 1 to Amendment No. 3.

Poverty, page D-41

18.	Please include additional information on the numerical value of the poverty line.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 8 of Exhibit 1 to Amendment No. 3.

19.	We note your disclosure that Colombia does not have a welfare system. In light of this, please disclose material government programs that address poverty.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see pages 8 and 9 of Exhibit 1 to Amendment No. 3.

20.	We note your disclosure that more resources are allocated to the health system pursuant to the Health Reform Law. Under an appropriately captioned heading, please revise to provide additional disclosure regarding the healthcare system.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 9 of Exhibit 1 to Amendment No. 3.

Foreign Trade and Balance of Payments, page D-43

Geographic Distribution of Trade, page D-51

21.	We note your tables showing the destination and origin of Colombia’s exports and imports. Please revise your disclosure to explain the material reasons for increases or decreases in merchandise exports and imports to major trading partners.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see page 13 of Exhibit 1 to Amendment No. 3.

In addition, the Republic acknowledges that:

Sandra B. Hunter, Esq.

March 19, 2015

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5191 (fax: 202-942-5999).

Very truly yours,

/s/ Neil M. Goodman

Neil M. Goodman

Enclosures

cc:	Cristhian Prado

Vice Director of the General Directorate of Public Credit

Ministry of Finance and Public Credit of the Republic of Colombia

Maria Isabel Nieto Jaramillo

Consul General of the Republic of Colombia

in The City of New York